EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement Re: Computation of Per Share Earnings

(Thousands, except per share amounts)

(Unaudited)

	12 Months Ended December 31,
	2004	2003	2002
Net income	$50,572	$45,983	$43,792
Redeemable preferred and preference stock dividend requirements	—	294	2,280

Earnings applicable to common stock – basic	50,572	45,689	41,512
Debenture interest less taxes	200	257	285

Earnings applicable to common stock – diluted	$50,772	$45,946	$41,797

Average common shares outstanding – basic	27,016	25,741	25,431
Stock options	40	28	59
Convertible debentures	227	292	324

Average common shares outstanding – diluted	27,283	26,061	25,814

Earnings per share of common stock - basic	$1.87	$1.77	$1.63

Earnings per share of common stock – diluted	$1.86	$1.76	$1.62

For the years ended Dec. 31, 2004, 2003 and 2002, 201,800 shares, 77,500 shares and 84,000 shares, respectively, representing the number of stock options the exercise prices for which were greater than the average market prices for such years, were excluded from the calculation of diluted earnings per share because the effect was antidilutive.